Wolters Kluwer
Tax, Accounting & Legal

File No. 82-2683

SUPPL

RECEIVED
2007 NOV 19 P 5:04

PRESS RELEASE

Contact: Leslie Bonacum
[redacted]unications
t Legal
om

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 20 6070 407
ir@wolterskluwer.com

07028111

Wolters Kluwer Tax and Accounting Closes TeamMate™ Acquisition

Addition Expands CCH's Suite of Solutions for Audit Professionals

(Riverwoods, Ill., November 16, 2007) — Wolters Kluwer Tax and Accounting today announced that it has completed the acquisition of TeamMate from PricewaterhouseCoopers LLP. TeamMate is the leading integrated audit productivity software suite serving corporate internal audit departments and government agencies in 96 countries. Wolters Kluwer Tax and Accounting, a unit of Wolters Kluwer, is a leading provider of information, services and software solutions serving tax, accounting and audit professionals worldwide under the CCH brand name.

"The acquisition is great news for audit professionals worldwide. TeamMate customers will benefit from CCH's leading content, software and support, and from our plans to deliver an expanded range of services to meet their needs," said Wolters Kluwer Tax and Accounting CEO Kevin Robert.

Over 56,000 auditors from more than 1,500 organizations worldwide use TeamMate to increase the efficiency and productivity of the entire audit process including risk assessment, scheduling and timekeeping, workpaper preparation and review, report generation and audit issue tracking. Customers include Fortune 100 and Fortune 500 corporations, small- and medium-size enterprises and government agencies.

The TeamMate suite consists of five key products that can be used independently or with other components of the suite. Those products are: TeamMate EWP, electronic workpaper system; TeamCentral, audit issues tracking; TeamRisk, risk assessment tool; TeamSchedule, advanced scheduling; and TeamMate TEC, time and expense tracking.

CCH will maintain the TeamMate suite as a separate business line supported by the PricewaterhouseCoopers employees dedicated to TeamMate, who will now join the CCH organization. The product suite will be named CCH TeamMate.

"We are very pleased to join CCH," said Mike Gowell, vice president and general manager of TeamMate. "As part of CCH, our team is excited to take TeamMate to the next level of success by offering new content, services and compatible product alliances that meet a more complete range of professionals' needs."

Plans to acquire TeamMate were announced on October 17, 2007. Terms of the acquisition were not disclosed.

PROCESSED
NOV 23 2007
THOMSON
FINANCIAL

dlw 11/20

About PricewaterhouseCoopers
PricewaterhouseCoopers (www.pwc.com) provides industry-focused assurance, tax and advisory services to build public trust and enhance value for its clients and their stakeholders. More than 146,000 people in 150 countries across our network share their thinking, experience and solutions to develop fresh perspectives and practical advice.

"PricewaterhouseCoopers" refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Contact PricewaterhouseCoopers LLP: Kathryn Oliver, +1 860 241 7333, kathryn.oliver@us.pwc.com.

About Wolters Kluwer Tax and Accounting
Wolters Kluwer Tax and Accounting, a unit of Wolters Kluwer, is a leading provider of tax, audit and accounting research and compliance information, services and software solutions. Serving professionals worldwide, Wolters Kluwer Tax and Accounting operates in the market as CCH, a Wolters Kluwer business. Customers include professionals in small, medium and large accounting firms and corporate tax and auditing departments. CCH has served tax, accounting and business professionals and their clients since 1913.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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